Exhibit 99.2

TSX-V: AVU FRANKFURT: 8AM

410 – 325 Howe Street, Vancouver, BC Canada V6C 1Z7	T: (604) 687-3520 F: (888) 889-4874

September 21, 2015	NR 15 - 2015

Avrupa continues to intersect gold mineralization at Slivovo, Kosovo

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SLV025 intercepts 24 meters of 11.59 g/t Au, 9.26 g/t Ag

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SLV026 intercepts 31 meters of 3.92 g/t Au, 8.35 g/t Ag

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SLV027 intercepts 97 meters of 7.94 g/t Au, 17.03 g/t Ag

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Results from Gossan extension zone indicate new potential

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Drilling related to Phase 3 earn-in nears completion

Avrupa Minerals Ltd. (AVU:TSXV) is pleased to announce further results from drilling from the Peshter Gossan target zone at the Slivovo project.  The project is operated by Avrupa, and funded by partner, Byrnecut International Ltd. (BIL).  BIL has completed 51% earn-in requirements by spending € 1million for exploration on the Slivovo license.

The Company has now completed 44 holes on the Slivovo license, totaling 4,927 meters in all phases of drilling since Q4 2014.  The drilling in the present phase of the exploration program will finish with the completion of two more drill holes, totaling about 100 meters.

Results for diamond drill holes SLV020 through SLV027 are now available.  In this reporting group, the results of the three holes drilled in the main Peshter Gossan zone demonstrate the continuity of gold mineralization.  SLV025 and SLV026 were drilled at the eastern end of the known Peshter zone.  SLV027 was drilled between, and parallel to, SLV004 and SLV014.The following tables show the results for the Peshter Gossan.

Gold mineralization is mostly hosted in folded silicified, de-calcified, dolomitized pebble conglomerate sedimentary beds, or other medium to coarse grained sediments.  Gold is spatially associated with a variety of sulfide minerals, but appears to be mostly inserted into the system during a late alteration phase of dolomitization (magnesium-rich carbonate), as microscopic-sized to visible-to-the naked-eye grains of gold metal.

Drill results from SLV025

From (m)	To (m)	Interval (m)	Gold -- g/t	Silver -- g/t
2.00	4.00	2	0.98	7.55
And
78.00	102.00	24	11.59	9.26
Including
78.00	99	21	13.18	9.90
And
108.00	113.00	5	4.81	7.32
And
116.00	118.00	2	0.96	3.45
And
122.00	136.00	14	0.82	12.09
Including
124.00	134.00	10	1.03	13.3
And including
131.00	134.00	3	2.28	12.07

Table 1.  Results for SLV025.  Includes 24 m @ 11.59 g/t Au and 9.26 g/t Ag.

Drill results from SLV026

From (m)	To (m)	Interval (m)	Gold -- g/t	Silver -- g/t
0.00	3.00	3	1.61	5.35
And
84.00	115.00	31	3.92	8.35
Including
84.00	93.00	9	6.35	15.66
And including
100.00	108.00	8	7.12	6.89

Table 2.  Results for SLV026.  Includes 31 m @ 3.92 g/t Au; 8.35 g/t Ag.  Note two higher grade intercepts within the overall interval.

Drill results from SLV027

From (m)	To (m)	Interval (m)	Gold -- g/t	Silver -- g/t
0.00	97.00	97	7.94	17.03
Including
42.00	77.00	35	13.83	16.49

Table 3.  Results for SLV027.  Includes 97 m @ 7.94 g/t Au; 17.03 g/t Ag. Note the high grade intercept within the overall interval.

525500
525600
525700
525800
4716500
4716400
4716300
4716200
4716100
44
01
19
17
16
18
35
37
34
28
14
33
36
29
27
38
32
31
39
02
04
30
06
05
26
11
25
03
40
41
42
43
20
24
23
21
22
13
12
Legend
Intercepts > 500 ppb
Press release
Reported
Drill Trace
Press Release
Reported
To Be Reported
Drill hole
Finished
Press Release
To Be Announced
High Angle Fault
Thrust fault
Gossan
Calcareous
Non-Calcareous
Quartz Sulfide Veining
N
Meters
0
25
50
100

Figure 1.  Gold results, to date, greater than 0.5 g/t Au

These holes, along with the previous drilling in the Peshter zone, begin to show that the shape of the mineral deposit resembles an east-west trending block or wedge, plunging to the east-southeast.  The mineral block is underlain and visibly truncated by a low-angle thrust fault with relative movement of top (mineralized rocks) to the northwest, implying that the potential rest of the mineralization could lie under the Gossan Extension zone located to the east of the Peshter Gossan.  New geological interpretations indicate that movement on this low-angle fault may be in the order of 10’s to 100’s of meters.

In addition, through some of the most recent drilling, Company geologists have discovered a new, steep fault that truncates the Peshter Gossan on the east side.  Indication of movement on the steep fault also suggests potential for buried mineralization in the area of the Gossan Extension, east of the steep fault.  Total apparent displacement on the fault seems to be in the range of 10’s of meters.  Further understanding of the mineral potential will come from the results of core logging and sampling of the new material.

The remaining five holes, SLV020 through SLV024, were drilled in the Gossan Extension zone.  Results from SLV020 and SLV024 indicate actual gold potential at depth in this zone.  Recent increases in the understanding of the structural controls affecting the location of mineral bodies suggest that the potential for hidden mineralization is greater at a moderate depth below the level of the recent testing.  It is possible that deeper, re-directed drilling in the Gossan Extension area will better test the potential in that area.

Following are results from drilling in the Gossan Extension target area.

Drill results from SLV020

From (m)	To (m)	Interval (m)	Gold -- g/t	Silver -- g/t
9.00	11.00	2	2.19	17.3
And
16.00	23.00	7	0.94	4.17
And
30.00	39.00	9	3.93	13.38
Including
30.00	35.00	5	6.79	16.30

Table 4.  Results for SLV020.

Drill results from SLV021

From (m)	To (m)	Interval (m)	Gold -- g/t	Silver -- g/t
1.00	3.00	2	0.69	3.05
And
23.00	24.00	1	1.50	3.8
And
97.50	98.50	1	0.98	1.6

Table 5.  Results for SLV021.

Drill results from SLV022

From (m)	To (m)	Interval (m)	Gold -- g/t	Silver -- g/t
NSV			NSV	NSV

Table 6.  Results for SLV022.

Drill results from SLV023

From (m)	To (m)	Interval (m)	Gold -- g/t	Silver -- g/t
85.00	86.00	1	1.48	5.5
And
113.00	115.00	2	0.92	1.6

Table 7.  Results for SLV023.

Drill results from SLV024

From (m)	To (m)	Interval (m)	Gold -- g/t	Silver -- g/t
52.00	67.00	15	2.43	7.93
And
80.00	81.00	1	1.31	10.4

Table 8.  Results for SLV024.

Further results will be reported, as available, over the next 4-6 weeks.  The Mining Plus consulting group, based in Perth, Australia, is tabulating and compiling the project data in order to advance the construction of a resource model for the Peshter gossan zone.  The timing for completion of the initial resource calculation is expected at mid-Q4.

Avrupa Minerals Ltd. is a growth-oriented junior exploration and development company focused on discovery, using a prospect generator model, of valuable mineral deposits in politically stable and prospective regions of Europe, including Portugal, Kosovo, and Germany.

The Company currently holds nine exploration licenses in three European countries, including six in Portugal covering 3,821 km2, two in Kosovo covering 47 km2, and one in Germany covering 307 km2.  Avrupa operates four joint ventures in Portugal and Kosovo, including:

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The Alvalade JV, with Colt Resources, covering one license in the Iberian Pyrite Belt of southern Portugal, for Cu-rich massive sulfide deposits;

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The Covas JV, with Blackheath Resources, covering one license in northern Portugal, for intrusion-related W deposits;

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The Alvito JV, with Lowell Copper, covering one license in the Ossa Morena Zone of south Portugal, for IOCG, polymetallic massive sulfide, and precious metal-bearing epithermal deposits; and

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The Slivovo JV, with Byrnecut International, covering one license in central Kosovo, for gold related to carbonate sediment-hosted deposits in the Vardar Mineral Trend.

Avrupa is currently upgrading other precious and base metal targets to JV-ready status in a variety of districts on their other licenses, with the idea of attracting potential partners to project-specific and/or regional exploration programs.

For additional information, contact Avrupa Minerals Ltd. at 1-604-687-3520 or visit our website at www.avrupaminerals.com.

On behalf of the Board,

“Paul W. Kuhn”

Paul W. Kuhn, President & Director

This news release was prepared by Company management, who take full responsibility for its content.  Paul W. Kuhn, President and CEO of Avrupa Minerals, a Licensed Professional Geologist and a Registered Member of the Society of Mining Engineers, is a Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators.  He has reviewed the technical disclosure in this release.  Mr. Kuhn, the QP, has not only reviewed, but prepared and supervised the preparation or approval the scientific and technical content in the news release.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.